SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                October 29, 2002


                                  ENDESA, S.A.
             (Exact name of registrant as specified in its charter)


                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                       Form 20-F X                Form 40-F

                Indicate by check mark whether the registrant by
              furnishing the information contained in this Form is
                 also thereby furnishing the information to the
                                   Commission
      pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       Yes                                No X

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A




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








                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        ENDESA, S.A.

Dated: October 29, 2002                             By:________________________
                                                Name: Jacinto Pariente
                                                Title: Manager of North America
                                                Investor Relations




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


            ENDESA Reinforces Its 2002-2006 Strategic Plan

    -- As a response to the macroeconomic and industry environment, ENDESA has updated its Strategic Plan 2002-2006 reinforcing its basic strategic and financial guidelines.

    -- The company sets as priority targets the cash flow generation and the strengthening of its balance sheet.

    -- In line with the above, ENDESA reduces its investment budget for the period 2002-2006 by Euro 3.3 billion to Euro 9.7 billion, focusing on the consolidation and profitability of its core business.

    -- Divestitures for the same period will increase by Euro 1.0 billion over the amount initially estimated to Euro 6.5 billion.

    -- The Strategic Plan of the consolidated Enersis Group will allow reducing its debt levels by US$ 2.6 billion.

    -- Divestitures made in the first nine months 2002 amounted to Euro 1,824 million.

     New York, October 29th, 2002. - During the year 2002 ENDESA (NYSE:ELE) has been developing its Strategic Plan 2002-2006 released last February, which focuses on profitability, the electricity business and customer service.
    Based on the level of achievements to date of the above plan, the company has carried out an update in order to come up with an adequate and flexible response to the evolution and perspectives of the macroeconomic environment and the financial markets since the plan was initially released to the markets.
    This update allows ENDESA to deepen the reach of some of the actions included in its Strategic Plan, with especially a restatement of its investment program and an increase of the volume of expected divestitures.
    The Strategic Plan's update aims mainly at strengthening the company's financial and competitive position in the new environment.

    Achievement of the Strategic Plan in 2002

    Along the first nine months of the current year, ENDESA has made significant advances in the achievement of the objectives set by the Plan, that is:

    --  Increasing the profitability of its current businesses

    -- Benefiting from the organic growth of the markets in which it has a presence.

    --  Managing its asset portfolio

    -- Strengthening its financial position.

    Among the figures that reflect the development of the Plan along the first nine months the following should be highlighted:

    --  The company has managed to reduce its debt by Euro 1.145 million.

    -- Asset disposals have been made in Spain for a total amount of Euro 1,824 million, which mainly include the sale of Viesgo and shareholdings in water distribution businesses and Arch Coal.

    -- Enersis has started to implement a Strategic Plan, the main aim of which is a reduction of debt of US$ 2.2 billion at Enersis (US$ 2.6 billion for the consolidated group) through a series of measures toward the strengthening of its financial position, of which we highlight:

        -- Divestitures in 2002-2003 for a total amount of US$ 1.0 billion, mainly including the distribution company Rio Maipo, the Canutillar hydroelectric plant, the real estate company Manso de Velasco, the toll road operator Infraestructura 2000, elements of the transmission network in Chile and Peru and other non-core assets.

        -- A US$ 1.5 billion capital increase to be carried out in the first half 2003.

        -- An annual improvement of free cash flow of US$ 130 million, achievable in three years, through a reduction of costs and investments.

        -- The refinancing of the intercompany debt at some of the subsidiaries, which will enable the recovery of US$ 500 million.

    -- Investments made by ENDESA in the first nine months of 2002 were Euro 2,305 million, against Euro 3,916 million in the first nine months of 2001.

    -- Capital expenditures made by ENDESA in the same period have been carried out as established by the Strategic Plan, with a concentration in the development of CCGTs in Spain, the start of the repowering of ENDESA Italia's plants and the construction of the Ralco and Fortaleza plants in Latin America.

    -- Maintenance capex in the first nine months 2002 has been kept stable in Spain, especially on service quality, but as a whole were reduced by 30%, from Euro 821 million in the first three quarters of 2001 to Euro 573 million in the same period 2002.

    -- During the third quarter the new CCGT plants at Besos (Barcelona) and San Roque (Cadiz), of 400 MW each, started their commercial operations, thereby contributing to maintaining the excellent balance of the company's domestic generation mix. Additionally, the new 232 MW CCGT at the Son Reus plant (Majorca) also started its commercial operation.

    -- The evolution of the controllable costs for the domestic electricity business is in line with the cost reduction plan set up to that effect and as of 30 September 2002 has achieved a reduction in real terms on the cost base of the year 1996 of Euro 646 million, therefore an achievement of 80% of the initial target.

    Update of the Strategic Plan

    Since the date in which ENDESA's Strategic Plan was released to the markets, the economic environment has maintained its trend of growth slowdown. Also, local currencies have depreciated in some of the countries in which ENDESA has a presence and the conditions in the financial markets have become ever more demanding.
    In order to face the current perspectives under the best conditions, ENDESA has carried out an update of its Strategic Plan, with the aim of reinforcing the achievement of its essential financial targets.
    The most relevant issues of this strategy update are the following:

    -- In the electricity business in Spain and Europe:

        -- The strengthening of the company's commercial structure in Spain in order to benefit from the possibilities derived from the full liberalization of the domestic market in 2003, through the enhancement of the cross-selling and a competitive supply of electricity and gas.

        -- The optimization of the generation assets through an adequate time schedule of the repowering of plants in Europe and the optimization of the start up program of new plants.

    -- In the Latin American electricity business:

        -- Maintain the self-financing of the subsidiaries without recourse to the parent.

        -- The strengthening of Enersis's financial position.

        -- A pro-active management of regulatory issues, optimizing the balance between cash flow and investments.

    --  In telecommunications:

        -- Take part in the design of a program that guarantees that Auna will obtain financing without recourse to its shareholders.

        -- Contribute to the management of the holding in order to anticipate the achievement of positive net income.

    Investments and divestitures

    -- The update of the Strategic Plan incorporates a Euro 3.3 billion reduction in the investment program, that is, a reduction of 25%, as well as a review of the calendar for the disposals, transferring some of them to the last years of the plan.

    The relevant actions include:

        -- Maintaining the amounts for recurring capex in Spain.

        -- The likely entry of a partner in the ownership of the renewable energy business.

        -- Reconsidering the acquisition of new financial stakes in Europe and extending the calendar for the repowering of plants.

        -- Limiting the investments in organic growth of the generation business in Latin America to the completion of the plants at Ralco and Fortaleza.

        -- A reduction of recurring maintenance capital expenditures in Latin America, taking advantage of the evolution of the exchange rates of the local currencies.

Investment program
 2002-2006 (Euro million)
                                Previous   Current   Change    Done as
                                                             of Sep.02
----------------------------------------------------------------------
Electricity business, Spain       2,900     1,900    (1,000)      300

----------------------------------------------------------------------
Electricity business, Europe      2,100     1,000    (1,100)      300
----------------------------------------------------------------------
Electricity business,
 Latin America                      900       500      (400)      400
----------------------------------------------------------------------
Telecommunications                  500       700       200       500
----------------------------------------------------------------------
Other businesses                    500       200      (300)      100
----------------------------------------------------------------------
Total investment in
 organic growth                   6,900     4,300    (2,600)    1,600
----------------------------------------------------------------------
Investment in maintenance         6,100     5,400      (700)      600
----------------------------------------------------------------------
TOTAL INVESTMENT                 13,000     9,700    (3,300)    2,200
----------------------------------------------------------------------

    -- On the other hand, planned divestitures are increased in Euro 1.0 billion to a figure between 6.0 and 7.0 billion Euro for the period with the following breakdown:


Divestiture program
 2002-2006 (Euro million)
----------------------------------------------------------------------
                     1st half e  2nd half     2004-2006       TOTAL
                       2002      2002-2003
----------------------------------------------------------------------
Viesgo, water cos.,
 Arch Coal             1,824                                    1,824
----------------------------------------------------------------------
ENDESA assets                  1,500-2,000                1,500-2,000
----------------------------------------------------------------------
Enersis assets                   900-1,000                  900-1,000
----------------------------------------------------------------------
Telecommunications
 assets                                      1,500-2,000  1,500-2,000
----------------------------------------------------------------------
TOTAL DIVESTITURES     1,824   2,400-3,000   1,500-2,000  5,724-6,824
----------------------------------------------------------------------

    This update of the Strategic Plan 2002-2006 reinforces the competitive and financial positions of the company in the current perspectives of the evolution of the macroeconomic Environment. Additionally, the financial targets related to the maintenance of the credit ratings, the generation of cash flow and the reduction of debt are more solidly assured.

    For additional information please contact Jacinto Pariente, North America Investor Relations Office, Phone # 212/750-7200 jpariente@endesa.es.